Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE ANNOUNCES ELECTION OF TRUSTEES AND DIRECTORS

June 15, 2017, Toronto, Ontario, Canada — Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”, and together with Granite REIT, “Granite”) (TSX: GRT.UN; NYSE: GRP.U) held their joint annual general meetings of stapled unitholders today, and by resolution passed by a vote conducted by a show of hands, the individuals below were elected as trustees of Granite REIT and directors of Granite GP:

Peter Aghar

Donald Clow

Remco Daal

Michael Forsayeth

Samir Manji

Kelly Marshall

Al Mawani

Gerald Miller

Following the meetings, the Granite board made the following appointments:

Board Chair – Kelly Marshall

Investment Committee Chair – Peter Aghar

Audit Committee Chair – Gerald Miller

Compensation, Governance and Nominating Committee Chair – Al Mawani

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 90 rental income properties. Our tenant base includes Magna International Inc. and its operating subsidiaries as our largest tenants, in addition to tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

granitereit.com